Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
(Dollars in Millions)	Sep 26, 2015	Sep 27, 2014
Earnings[1]	$10,128	$11,302
Adjustments:
Add - Fixed charges	435	371
Subtract - Capitalized interest	(202)	(203)
Earnings and fixed charges (net of capitalized interest)	$10,361	$11,470

Fixed charges:
Interest[2]	$211	$139
Capitalized interest	202	203
Estimated interest component of rental expense	22	29
Total	$435	$371

Ratio of earnings before taxes and fixed charges, to fixed charges	24x	31x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.